[letterhead]

                        Morris, Nichols, Arsht & Tunnell
                            1201 North Market Street
                                  P.O. Box 1347
                         Wilmington, Delaware 19899-1347

                            Telephone (302) 658-9200
                            Telecopy (302) 658-3989

                          Writer's Direct Dial Number:
                                 (302) 575-7277

                                October 23, 1998

Honorable Myron T. Steele
Court of Chancery
Kent County Courthouse
38 The Green
Dover, Delaware 19901

     Re: Markel Corporation, et al. v. Gryphon Holdings, Inc., et al., C.A.
         No. 16723-NC

Dear Vice Chancellor Steele:

     I write on behalf of defendants in the captioned action in anticipation of Monday's telephonic scheduling conference to set forth briefly our argument that expedition is not appropriate.

     On October 20, 1998, plaintiffs Markel Corporation and MG Acquisition Corp. (collectively "Markel") launched a hostile tender offer (the "Tender Offer") for all of the outstanding shares of my client, Gryphon Holdings, Inc. ("Gryphon" or the "Company") at $18.00 per share in cash. Simultaneously, Markel filed the complaint in this action, asking the Court to compel the individual defendants, who are the members of Gryphon's Board of Directors, to remove all of Gryphon's protective mechanisms, including its shareholder rights plan (the "Rights Plan") and the prohibitions of 8 Del. C. (sec) 203 and to enjoin them from taking "any other action designed to impede, or which has the effect of impeding, the [Tender Offer] or the efforts of Markel to acquire control of Gryphon." Markel now asks this Court to order expedited proceedings and to schedule a hearing on its motion for a mandatory preliminary injunction.

     Preliminarily, the Court should be aware that with respect to the issues raised by Count I of the complaint, Gryphon's Board of Directors, eight of whose ten members are independent, yesterday met and amended the Rights Plan to remove any doubt that Markel has not triggered the Rights Plan at its current ownership level. Count I is therefore moot.

     As to the remaining counts, we respectfully urge that the Court should decline to expedite proceedings and to schedule a hearing on plaintiffs' motion for a preliminary injunction for four reasons.

     First, Counts II and III are premature. The Tender Offer was just initiated, and Gryphon's Board has not yet had the opportunity to consider it. Under the Federal securities laws, Gryphon's Board has ten days to take a position on the Tender Offer. Until the Board acts, Markel's assertions about what the Board may or may not do with respect to Gryphon's protective devices are speculative; Markel has no claim until the Board makes its position known.

     Second, plaintiffs have failed to raise even the specter of imminent, irreparable harm. This Court has consistently refused to allow expedited proceedings where the pleadings do not set forth a colorable claim of irreparable harm. See In re International Jensen Inc. Shareholders Litigation, Del. Ch., C.A. No. 14992, Jacobs, V.C. (July 13, 1996); Taylor v. LSI Logic Corp., Del. Ch., C.A. No. 13915-NC, Steele, V.C. (June 19, 1995); Union Pacific Corp. v. Santa Fe Pacific Corp., Del. Ch., C.A. No. 13778, Jacobs, V.C. (Oct. 18, 1994); Steiner v. Puritan Bennett, Del. Ch., C.A. No. 13790, Steele, V.C., mem. op. at 3 (Dec. 6, 1994); Giammargo v. Snapple Beverage Corp., Del. Ch., C.A. No. 13845, Allen, C., mem. op. at 6 (Nov. 15, 1994).

     Here, plaintiffs have not come close to meeting their threshold burden of articulating a colorable claim of irreparable harm warranting injunctive relief. Plaintiff's sole argument (putting aside the mooted claims of irreparable harm relating to Count I) is that presence of the Shareholder Rights Plan (adopted in
1995) and the protections of Section 203 "will hinder and potentially prevent" Markel from proceeding with its Tender Offer and that if this should occur, Markel "will have lost the unique opportunity to acquire Gryphon." (Complaint (paragraph) 39) (emphasis added). As noted above, such harm, rather than being imminent, is wholly speculative because there remains a possibility that Markel will acquire Gryphon. See Steiner, mem. op. at 3 ("Expedited discovery and a hearing for preliminary injunctive relief should be ordered only when the prospect of imminent irreparable injury is not speculative."). Moreover, even assuming that Markel's Tender Offer did not proceed due to the Shareholder Rights Plan or Section 203, Markel does not have an inviolate right to have its offer accepted. Paramount Communications, Inc. v. QVC Network, Del. Supr., 637 A.2d 34, 43 n.13 (1993) (recognizing "the prerogative of a board of directors to resist a third party's unsolicited acquisition proposal or offer"). It is well within the business judgment of the independent Gryphon Board to determine whether to accept an offer and when to remove protective devices. Id. at 44-45 (noting that Court will not second-guess such decisions). In any event, it is Markel's own actions that are depriving it of the opportunity to be considered on the same level playing field as all other suitors.

     Specifically, and third, this action is no more than an effort by Markel to circumvent the orderly process which the Board has implemented to evaluate Markel's bid and to determine whether the interests of Gryphon's stockholders are best served by a sale or business combination of the Company or by its continuation as an independent entity. As Markel is well aware, in recent months the Board, with the assistance of Gryphon's financial advisor, Donaldson, Lufkin & Jenrette ("DLJ"), has been evaluating the merits of a sale of the Company. In connection with that process, DLJ has communicated with several parties, including Markel. Six parties signed confidentiality and standstill agreements in precisely the form that Markel refused to sign, and several of those parties are now conducting due diligence with respect to the Company. Gryphon and DLJ have repeatedly encouraged Markel to participate in this process.

     As plaintiffs note, there have been discussions about Markel's unwillingness to agree to a two-year standstill provision in the confidentiality agreement. However, while the Company did reject Markel's proposal that the standstill period be six months, the Company and its advisors have told Markel that the two-year standstill period is negotiable. The more problematic issue is Markel's insistence that the standstill terminate in the event Gryphon enters into a sale or other business combination agreement with any other party. Such a provision would put Markel in an unwarranted preferred position and would seriously compromise the Board's control over the process it has begun. It appears that Markel, having chosen to eschew the Gryphon Board's orderly process, is now asking this Court, not only to safeguard Markel against the consequences of that decision, but also to reward Markel's effort to bypass the orderly Board process.

     Fourth, the complaint does not even state a claim. It is clear that a board of directors need not redeem rights even in the face of an all cash bid for all shares. See, Doskocil Companies, Inc. v. Griggy, Del. Ch., C.A. No. 10095, Berger, V.C. (Oct. 7, 1988); Facet Enterprises, Inc. v. The Prospect Group, Del. Ch., C.A. No. 9746, Jacobs, V.C. (April 11, 1988); Tate & Lyle PLC
v. Staley Continental, Inc., Del. Ch., C.A. No. 9813, Hartnett, V.C. (May 9,
1988).

     We respectfully urge that plaintiffs should not be permitted to draw this Court into their campaign to usurp the Board's right to proceed in an orderly way to explore and evaluate the possibility of a sale of the Company. Plaintiffs have not raised a colorable claim of the type of specific, imminent, irreparable harm that has before caused this Court to set into motion the expensive and onerous mechanism of expedited proceedings. Accordingly, plaintiffs' motion to expedite should be denied.

                                   Respectfully,


                                   /s/ Alan J. Stone
                                   --------------------
                                   Alan J. Stone




ks

cc:  Register in Chancery
     Daniel A. Dreisbach, Esq.
     Michael L. Hirschfeld, Esq.

                                  [letterhead]

                        Richards, Layton & Finger, P.A.
                               One Rodney Square
                                  P.O. Box 551
                           Wilmington, Delaware 19899
                            Telephone (302) 658-6541


                                October 26, 1998





VIA FACSIMILE

The Honorable Myron T. Steele
Vice Chancellor
Court of Chancery
417 South State Street
Dover, Delaware 19901

                   Re: Markel Corporation v. Gryphon Holdings Inc., Del. Ch., C.A. No. 16723

Dear Vice Chancellor Steele:

     I am writing on behalf of plaintiffs Markel Corporation ("Markel") and MG Acquisition Corp. to advise the Court that in light of Friday's developments, they are withdrawing their present request for the scheduling of a preliminary injunction hearing.

     As Your Honor may be aware from reviewing plaintiffs' complaint, motion to expedite and the October 20, 1998 offer to purchase, Markel tried for several weeks to negotiate a transaction with defendants, sending letters and draft merger agreements to the Board members and their advisors. Even in the face of the decision by Markel three weeks ago to offer consideration of $18.00 per share without requiring any access to confidential information (thereby removing any argument that a standstill would need to be signed), defendants continued to stonewall in response, insisting that no negotiations could commence until after Markel signed a standstill agreement. Markel declined to sign the form proposed by defendants, which would have precluded Markel from taking a number of actions for two years, including engaging in a proxy contest or a tender offer, and defendants refused to discuss any of the provisions of the form proposed by Markel as an attempted compromise. In light of the fact that there had been no indication to date that Gryphon was willing to engage in serious negotiations, Markel had a concern that if it signed such an agreement, defendants would simply refuse to negotiate and Markel would be left with no means of exercising its rights as a stockholder. Faced with the ultimate refusal by Gryphon's representatives to have any substantive discussions whatsoever, MG Acquisition Corp., a subsidiary of Markel, commenced an offer to purchase all outstanding shares of the common stock of Gryphon, par value $.01 per share (the "Common Stock"), not owned by Markel or its affiliates, at a price per share of $18.00 in cash (the "Offer").

     At the same time, after making fruitless attempts to receive clarification of the apparent drafting mistake in the Poison Pill created by the Board members on July 28 in their haste to lower the trigger to try to prevent Markel from acquiring any additional shares of Common Stock, plaintiffs were forced to include a cause of action relating to that issue in the complaint filed in this action. It appears from the press release issued on Friday1 that the members of the Board, faced with the threat of a preliminary injunction hearing, have finally complied with their fiduciary duties and taken the step of amending the Poison Pill to remove the uncertainty concerning the issue of whether Markel was an "Acquiring Person." As a result of that development, plaintiffs are willing to withdraw their request for the scheduling of a preliminary injunction hearing at this time, while respectfully reserving the right to make a later application for the scheduling of such a hearing in the event that further action by the Board makes it necessary.

     The Board must formally respond to the Offer in the Schedule 14D-9 which is required to be filed no later than November 3, 1998. Plaintiffs are hopeful that on that date, the Board will recommend that the Gryphon stockholders tender their shares into the Offer. Unfortunately, based upon the history of the course of conduct by the Board, plaintiffs fear that they will be forced to return to this Court to seek further relief. For example, in the letter delivered to the Court at the end of the day on Friday, defendants criticized Markel for its "insistence that [any standstill] terminate in the event Gryphon enters into a sale or other business combination agreement with any other party." If defendants had as their goal the attainment of the maximization of value for the stockholders, presumably they should welcome the opportunity to receive additional bids in such an instance.

     Finally, plaintiffs wish to alert Your Honor to one additional matter as to which they may need to seek the Court's assistance. As Your Honor may be aware from the description of the Poison Pill contained in the offer to purchase, the Rights have been, since issuance, attached to the Common Stock. The terms of the Poison Pill provide that the Rights will not separate from the common shares and be distributed to the holders of the Common Stock until the earlier of two dates, one of which is "the tenth Business Day, or such specified or unspecified later date as may be determined by action of the Board of Directors of the Company" after the commencement of or the announcement of the intention to commence "a tender or exchange offer for an amount of Common Shares of the Company which, together with the Common Shares already beneficially owned by such Person, constitutes a percentage of the Common Shares then outstanding greater than the Acquiring Person Percentage ..." Once the Rights have been distributed, they will be freely exercisable. Plaintiffs believe that, as a result of the public announcement of the Offer, the distribution date for the Rights will be no later than
________
     1 Plaintiffs have not yet seen the actual amendment, a copy of which they will be requesting today from defendants' counsel.

November 3, 1998, unless prior to that date the Board redeems the Rights or takes action to delay the distribution date.

     Plaintiffs recognize that it would be an extraordinary occurrence for the members of the Board to allow distribution of the Rights and have no present knowledge of any such intention of the members of the Board. However, in the event that the Board intends not to delay distribution, plaintiffs would be forced to return to this Court to seek injunctive relief delaying the distribution. In that connection, plaintiffs' counsel is sending a letter to defendants' Delaware counsel this morning requesting that defendants either confirm that distribution of the Rights will be delayed or commit to giving at least 24 hours notice (or one business day, if the decision should be made during a weekend) of a planned distribution in order to give plaintiffs an opportunity to seek temporary injunctive relief from this Court. In the event that no such confirmation or commitment is received from defendants' counsel, plaintiffs will seek the Court's assistance in resolving this matter.

     I am available at the Court's convenience if Your Honor should have any questions in this regard.

                                            Respectfully submitted,



                                            Anne C. Foster
ACF/jsb

cc:      Register in Chancery
         Alan J. Stone, Esquire